FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 — 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1.	English Translation of the letter to the Buenos Aires Stock Market and the National Securities Commission.

ITEM 1

Buenos Aires, March 5, 2004

Buenos Aires Stock Market

National Securities Commission

Ref.:      Financial Statements as of December 31, 2003

YPF S.A. announced that the Board of Directors approved, in its meeting held on March 4, 2004, the financial statements for the year ended December 31, 2003.

Herein below you will find the relevant information related to the non-consolidated YPF S.A. Financial Statements:

	Million Pesos
Profit	2003	2002

Net income before income tax	7,869	3,659
Income Tax	(3,241)	(43)
Net income	4,628	3,616

Also, it should be considered that during this year 2003, the following facts have taken place:

•                  Taxes, contributions and royalties paid to the National Government and provinces amount to Ps. 6,643  million.

•                  Investments (principally  in Exploration & Production, and Refining & Marketing areas in Argentina) rose to Ps. 2,419 million.

•                  YPF S.A. exports amounted to $ 2,580 million, before hydrocarbon export withholdings, reflecting an increase of 23% as compared to the same period of the year before.

Detailed Net Equity as of December 31, 2003   (in  million pesos as of December 31,  2003)

Shareholders contributions:
Subscribed Capital	3,933
Adjusted contributions	7,266
Issuance Premium	640
Irrevocable Contributions	28	11,867
Legal Reserve		1,031
Reserve for future Dividends		133
Non-assigned Results		9,503
Total Net Equity		22,534

Dividends  distribution

The Board of Directors will not make any proposal to Shareholders regarding the  retained earnings distributions for the year ended December 31, 2003. This item will be discussed considering the evolution of the Argentine financial and economical situation at the time of the Ordinary Annual Shareholders Meeting, which is scheduled to be held on April 21, 2004.

Shares which do not belong to the controlling group

On December 31, 2003 the amount of shares that did not belong to the controlling group of shareholders rose to 3,769,071 shares, divided into the following classes and representing the following percentages over the capital stock:

	Amount of shares	%
Class A	3,764	0.00
Class B	7,624	0.00
Class C	1,475,704	0.38
Class D	2,276,801	0.58

Sincerely yours,

Carlos Olivieri

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
	By:	/s/ Carlos Olivieri

Date: March 8, 2004
	Name:	Carlos Olivieri
	Title:	Chief Financial Officer